Filed Pursuant to Rule 433

Registration Nos. 333-278184

and 333-278184-02

NextEra Energy Capital Holdings, Inc.

Pricing Term Sheet

May 12, 2025

Issuer:	NextEra Energy Capital Holdings, Inc.

Designation:	Series U Junior Subordinated Debentures due June 1, 2085 (“Junior Subordinated Debentures”)

Registration Format:	SEC Registered

Principal Amount:	$850,000,000

Over-allotment Option:	Underwriters’ option to purchase, and settle concurrently on the Settlement Date set forth below, up to an additional $127,500,000 principal amount of the Junior Subordinated Debentures from the Issuer, at the Purchase Prices set forth below

Date of Maturity:	June 1, 2085

Interest Payment Dates:	Quarterly in arrears on March 1, June 1, September 1, and December 1, beginning September 1, 2025

Coupon Rate:	6.500%

Optional Deferral:	Maximum of 10 consecutive years per deferral

Price to Public:	$25.00 per security

Purchase Price:	$24.2125 per security
$24.75 per security (for sales to institutions)

Listing:	Intend to apply to list on NYSE; if approved for listing, trading expected to begin within 30 days of issuance

Optional Redemption:	In whole or in part on one or more occasions on or after June 1, 2030 at 100% of the principal amount plus accrued and unpaid interest

Call for Tax Event:	In whole but not in part before June 1, 2030 at 100% of the principal amount plus accrued and unpaid interest

Call for Rating Agency Event:	In whole but not in part before June 1, 2030, at 102% of the principal amount plus accrued and unpaid interest

Trade Date:	May 12, 2025

Settlement Date:*	May 15, 2025 (T+3)

CUSIP / ISIN Number:	65339K 837/ US65339K8374

Expected Credit Ratings:**

Moody’s Investors Service Inc.	“Baa2” (stable)
S&P Global Ratings	“BBB” (stable)
Fitch Ratings, Inc.	“BBB” (stable)

Joint Book-Running Managers:

BofA Securities, Inc.

J.P. Morgan Securities LLC

Morgan Stanley & Co. LLC

RBC Capital Markets, LLC

Wells Fargo Securities, LLC

BMO Capital Markets Corp.

Capital One Securities, Inc.

CIBC World Markets Corp.

PNC Capital Markets LLC

Co-Managers:

DNB Markets, Inc.

HSBC Securities (USA) Inc.

ING Financial Markets LLC

*

It is expected that delivery of the Junior Subordinated Debentures will be made against payment therefor on or about May 15, 2025, which will be the third business day following the date of pricing of the Junior Subordinated Debentures. Under Rule 15c6-1 of the Securities Exchange Act of 1934, trades in the secondary market generally are required to settle in one business day, unless the parties to any such trade expressly agree otherwise. Accordingly, by virtue of the fact that the Junior Subordinated Debentures initially will settle in T+3, purchasers who wish to trade the Junior Subordinated Debentures on the date of pricing of the Junior Subordinated Debentures or on the next succeeding business day should specify an extended settlement cycle at the time they enter into any such trade to prevent failed settlement and should consult their own advisors.

**

A security rating is not a recommendation to buy, sell or hold securities and should be evaluated independently of any other rating. The rating is subject to revision or withdrawal at any time by the assigning rating organization.

The terms “Tax Event” and “Rating Agency Event” have the meanings ascribed to each such term in the Issuer’s Preliminary Prospectus Supplement, dated May 12, 2025.

The Issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the Issuer has filed with the SEC for more complete information about the Issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the Issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling BofA Securities, Inc. toll-free at (800) 294-1322 or by email at dg.prospectus_requests@bofa.com; J.P. Morgan Securities LLC collect at (212) 834-4533; Morgan Stanley & Co. LLC toll-free at (866) 718-1649; RBC Capital Markets, LLC toll-free at (866) 375-6829; or Wells Fargo Securities, LLC toll-free at (800) 645-3751.